UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

TITAN TRADING ANALYTICS INC.

13 – 18104 - 102 Ave, Edmonton, AB T5S 1S7

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

Exhibit Number

Document

1.1

News release dated Jan 1/05

1.2

News release dated Nov 4/04

1.3

News release dated Jan 11/05

1.4

News release dated Nov 19/04

1.5

Early warning report

1.6

News release dated Dec 9/04

1.7

Early warning report

1.8

News release dated Dec 3/04

1.9

Material change report dated Jan 5/05

1.10

Material change report dated Jan 11/05

1.11

Material change report dated Nov 19/04

1.12

Material change report dated Dec 9/04

1.13

Material change report dated Dec 23/04

1.14

Q2 financial statements

1.15

Certificates

1.16

Notice of intention to distribute

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.

By:  /s/  Kenneth Powell

Kenneth Powell

Chief Executive Officer

January 14, 2005